April 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Nicholas O’Leary

Attention:	Aliya Ishmukhamedova
Jeff Kauten
Claire DeLabar
Robert Littlepage

Re:	Aether Holdings, Inc.
Registration Statement on Form S-1
Initially filed December 30, 2024, as amended
File No. 333-284081

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the underwriters of the proposed initial public offering of securities of Aether Holdings, Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Wednesday, April 9, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets

Axiom Capital Management, Inc.

By:	/s/Liam Dalton
Name:	Liam Dalton
Title:	Chief Executive Officer

cc:	Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP
Ellenoff Grossman & Schole LLP